UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Michael M. Boone

Haynes & Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1		SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,048,102 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,048,102 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,048,102 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (b)

14.	Type of Reporting Person (See Instructions) IN

(a)   Mr. Ford and ARC Diamond, LP beneficially own 9,026,607 shares of common stock held by ARC Diamond, LP.  Mr. Ford and Diamond A Financial, LP beneficially own 6,018,009 shares of common stock held by Diamond A Financial, LP.  Mr. Ford also owns 3,486 shares of common stock, aggregating to 15,048,102 shares of common stock beneficially owned by Mr. Ford.

(b)   Based on information from Hilltop Holdings Inc. that a total of 56,455,515 shares of common stock were outstanding at November 10, 2008.

CUSIP No. 432748 10 1		SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARC Diamond, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,026,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,026,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,026,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)   Based on information from Hilltop Holdings Inc. that a total of 56,455,515 shares of common stock were outstanding at November 10, 2008.

CUSIP No. 432748 10 1		SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Financial, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,018,009

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,018,009

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,018,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)   Based on information from Hilltop Holdings Inc. that a total of 56,455,515 shares of common stock were outstanding at November 10, 2008

CUSIP No. 432748 10 1	SCHEDULE 13D/A

This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on February 1, 2007, Amendment No. 9 to Schedule 13D filed with the Commission on April 18, 2007, Amendment No. 10 to Schedule 13D filed with the Commission on May 1, 2008 and Amendment No. 11 to Schedule 13D filed with the Commission on September 26, 2008 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.), a Maryland corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)   The names of the persons filing this Schedule 13D are Gerald J. Ford (the “Principal”), ARC Diamond, LP, a Texas limited partnership (“ARC Diamond”), and Diamond A Financial, LP, a Texas limited partnership (“Financial LP”).  The Principal, ARC Diamond and Financial LP are collectively referred to herein as the “Reporting Persons.”  The general partner of ARC Diamond is ARC Diamond GP, Inc., a Texas corporation, and the Principal is the sole stockholder of ARC Diamond GP, Inc.  The general partners of Financial LP are Ford Diamond III Corporation, a Texas corporation, and the Principal.  Ford Diamond Corporation, a Texas corporation, is the sole stockholder of Ford Diamond III Corporation, and the Principal is the sole stockholder of Ford Diamond Corporation.  The names of the executive officers and directors (collectively, the “Officers”) of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation are set forth on Schedule I attached hereto and incorporated herein by reference.

(b)   The principal business addresses of each of the Reporting Persons and the Officers, ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c)   The principal business of ARC Diamond and Financial LP is acquiring, disposing and holding securities for investment purposes.  The Principal’s principal occupation is engaging in personal investment activities.  The principal business of ARC Diamond GP, Inc. and Ford Diamond III Corporation is serving as general partner of ARC Diamond and Financial LP, respectively.  The principal business of Ford Diamond Corporation is serving as sole stockholder of Ford Diamond III Corporation.

(d)   Neither the Principal nor any of the Officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 432748 10 1	SCHEDULE 13D/A

(e)   Neither the Principal nor any of the Officers were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Principal and each of the Officers is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of December 1, 2008, the Principal and ARC Diamond were the beneficial owners of 9,026,607 shares of Common Stock held by ARC Diamond, which represents 16.0% of the outstanding Common Stock based upon information from the Issuer.  As of December 1, 2008, the Principal and Financial LP were the beneficial owners of 6,018,009 shares of Common Stock held by Financial LP, which represents 10.7% of the outstanding Common Stock based upon information from the Issuer.  As of December 1, 2008, the Principal also was the beneficial owner of an additional 3,486 shares of Common Stock, aggregating to 15,048,102 shares of Common Stock beneficially owned by the Principal, which represents 26.7% of the outstanding Common Stock based upon information from the Issuer.

(b)           The Principal has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the 3,486 shares of Common Stock reported herein as owned by the Principal.  The Principal also has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the 9,026,607 and 6,018,009 shares of Common Stock reported herein as owned by ARC Diamond and Financial LP, respectively.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit

99.1	Joint Filing Statement.

CUSIP No. 432748 10 1	SCHEDULE 13D/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 2, 2008

/s/ GERALD J. FORD
Gerald J. Ford

ARC DIAMOND, LP

		By:	ARC Diamond GP, Inc.,
its general partner

			By:	/s/ GERALD J. FORD
			Name:	Gerald J. Ford
			Title:	President

DIAMOND A FINANCIAL, LP

		By:	Ford Diamond III Corporation,
its general partner

			By:	/s/ GERALD J. FORD
			Name:	Gerald J. Ford
			Title:	President

		By:	/s/ GERALD J. FORD
Gerald J. Ford,
its general partner

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is each executive officer and director of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation.  The principal address of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation and the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.  Each such person is a citizen of the United States.

Gerald J. Ford is a Director and the President of each of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation.  Mr. Ford is a business owner and investor.  Mr. Ford also is the Chairman of the Board of Hilltop Holdings Inc. and a general partner of Flexpoint Ford Ultimate Management Company, LLC.

Gary Shultz is a Director and the Vice President of each of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation.  Mr. Shultz also serves in similar capacities with various entities owned by Mr. Ford.

Jeremy B. Ford is a Director and the Secretary and Treasurer of each of ARC Diamond GP, Inc., Ford Diamond III Corporation and Ford Diamond Corporation.  Jeremy Ford also serves in similar capacities with various entities owned by Mr. Ford.  Jeremy Ford also serves as a principal of Flexpoint Ford Fund II, L.P.